EXHIBIT 8

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 7/25/25 to 9/16/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/13/2025	Sell	18,496	9.65
8/14/2025	Sell	4,071	9.62
8/15/2025	Sell	10,069	9.56
8/19/2025	Sell	13,282	9.53
8/20/2025	Sell	7,662	9.47
8/26/2025	Sell	10,764	9.55
8/27/2025	Sell	4,316	9.57
8/29/2025	Sell	4,655	9.57
9/2/2025	Sell	31,200	9.55
9/3/2025	Sell	20,469	9.59
9/4/2025	Sell	1,580	9.62
9/10/2025	Sell	24,174	10.02
9/12/2025	Sell	18,300	10.15
9/15/2025	Sell	25,284	10.13
9/16/2025	Sell	86,737	10.13